Exhibit 11.1

AC IMMUNE SA

Policy Concerning Trading in Company Securities

Adopted September 22, 2016

Revised February 16, 2017

Revised April 27, 2021

Revised December 6, 2024

A.	Introduction

It is the policy of AC Immune SA (the “Company”) that it will, without exception, comply with all applicable laws and regulations in conducting its business. When carrying out Company business, employees and directors must avoid any activity that violates applicable laws or regulations. Each employee and each director is expected to abide by this policy.

This policy is intended to prevent insider trading and ensure compliance with insider trading laws. Adherence to this policy will ensure that the Company conducts its business with the highest level of integrity and in accordance with the highest ethical standards, and will further help safeguard the Company’s reputation. To avoid even an appearance of impropriety, the Company’s directors, officers and certain other employees are subject to pre-approval requirements and other limitations on their ability to enter into transactions involving the Company’s securities. Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the entry into, amendment or termination of any such written trading plan is subject to the same pre-approval requirements and other limitations that apply to other requests to trade in the Company's securities outlined in this policy.

B.	General Rule

The United States have laws regulating the sale and purchase of securities in the interest of protecting the investing public. A company, its officers and directors, and other employees have the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities. The purpose of regulating trading on Material Non-Public Information or Inside Information (each as defined below) is to give all persons trading in a company’s securities an equal access to the material information about the company. “Material Non-Public Information” or “Inside Information” means any information which (a) a reasonable investor would likely consider important in making an investment decision and (b) has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis.

The general rules can be stated as follows: It is a violation of federal U.S. securities laws for any person to buy or sell securities if he or she is in possession of Inside Information pertaining to such securities.  Furthermore, Inside Information must be kept strictly confidential and only disclosed on a strict need-to-know basis and with appropriate measures to ensure confidentiality. It is illegal for any person in possession of Inside Information to provide other people with such information or to recommend that they buy or sell securities (known as “tipping”). In that case, both the recommending person as well as the trading person may be held liable.

Ifan employee or a director of the Company knows Inside Information, that employee or director is prohibited from buying or selling securities in the Company until the information has been disclosed to the public.

C.	Sanctions

Civil and criminal penalties for insider trading are severe. The U.S. Securities and Exchange Commission (the “SEC”), the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading. A breach of the U.S. insider trading laws could expose the insider to criminal fines up to three times the profits earned and imprisonment for up to ten years, in addition to civil penalties (up to three times the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable U.S. state laws. Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees, including employees located outside the United States. Controlling persons include directors, officers and supervisors. These persons may be subject to fines up to the greater of $1,000,000 or three times the profit (or loss avoided) earned by the insider.

D.	Persons in Scope

The prohibition against trading on Inside Information applies to directors, officers and all other employees, and to other people who gain access to that information. Because of their access to confidential information on a regular basis, Company policy subjects its directors and certain employees, which are defined in Paragraph G of this Policy to additional restrictions on trading in Company securities.

E.	Other Companies’ Securities

Employees and directors who learn Inside Information about suppliers, customers, or competitors through their work at the Company, should keep it confidential and not buy or sell securities in such companies until the information becomes public. Employees and directors should not give tips about such securities.

F.	Pledging of Securities, Margin Accounts

Pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an employee or a director has Inside Information or is otherwise not permitted to trade in Company securities, the Company prohibits employees and directors from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account.

G.	Guidelines

The following guidelines should be followed to ensure compliance with applicable insider trading laws and with the Company’s policies:

1.	Confidentiality obligation. Inside Information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it.
2.	Trading in Company securities. No employee or director should place a purchase or sale order or recommend that another person place a purchase or sale order in the Company’s securities when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. The exercise of employee options is not subject to this policy. However, common shares that were acquired upon exercise of an employee option will be treated like any other shares and may not be sold by an employee who is in possession of Inside Information. Any employee or director who possesses Inside Information should wait until the start of the second business day after the information has been publicly released before trading Company securities.
3.	Avoid frequent trading. Investing in the Company’s common shares provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the employee or director in conflict with the best interests of the Company and its shareholders. Although this policy does not mean that employees or directors may never sell shares, the Company encourages employees and directors to avoid frequent trading in Company shares. Speculating in Company shares is not part of the Company culture.

4.	Trading in other securities. No employee or director should place a purchase or sale order or recommend that another person place a purchase or sale order, in the securities of another corporation, if the employee or director learns in the course of his or her employment Inside Information about the other corporation. For example, it would be a violation of the securities laws if an employee or director learned through Company sources that the Company intended to purchase assets from another company, and then placed an order to buy or sell shares in that other company because of the likely increase or decrease in the value of its securities.
5.	Hedging transactions and trading in derivatives: Employees and directors are prohibited from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities.

Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the share price will move rapidly. For that reason, when a person trades in options in his or her employer’s shares, it will arouse suspicion in the eyes of the SEC that the person was trading based on Inside Information, particularly where the trading occurs before a company announcement or major event. It is difficult for an employee or director to prove that he or she did not know about the announcement or event.

If the SEC or the stock exchanges were to notice active options trading by one or more employees or directors of the Company prior to an announcement, they would investigate. Such an investigation could negatively impact the Company's reputation (as well as be expensive) and could result in severe penalties and expenses for the persons involved. For all these reasons, the Company prohibits its employees and directors from trading in options or other securities involving the Company’s common shares. This policy does not pertain to employee options granted by the Company. Employee options cannot be traded.

H.	Trading Restrictions

Regular Trading Restriction

The Company has regular trading restrictions for the following window group (the “Regular Window Group”):

(i)	directors and executive officers of the Company and their assistants and household members;
(ii)	members of the Company’s Disclosure Committee, project leaders of the Company’s R&D projects, members of the Clinical function, the Finance, Business Development, Investor Relations and Legal team; and,
(iii)	other groups of persons as may be designated from time to time by the Company.

If there is any doubt about whether you belong to the Regular Window Group, please check with the Chief Financial Officer (“CFO”) and General Counsel, or in their absence, the Chief Executive Officer (“CEO”), before proceeding with trading.

The Regular Window Group is subject to the following restrictions on trading in Company securities:

(i)	trading is permitted from the start of the second business day following an earnings release with respect to the preceding fiscal period until the last calendar day of the last month of the then current fiscal quarter (the “Regular Window”), subject to the restrictions below;
(ii)	all trading requests are subject to prior review;
(iii)	clearance for all trades must be obtained from the CFO and General Counsel (or in their absence the CEO); or, in the case of trades by the CFO, clearance must be obtained from the CEO; or, in the case of trades by the CEO, clearance must be obtained from the chair of the Company’s Audit & Finance Committee (or in his/her absence another member of the Audit & Finance Committee); and

(iv)	no trading is permitted outside the Regular Window except for reasons of exceptional personal hardship and subject to prior review by the CEO (or in his/her absence the CFO); or, if the CFO wishes to trade outside the Regular Window, it shall be subject to prior review by the CEO; or, if the CEO wishes to trade outside the Regular Window, it shall be subject to prior review by the chair of the Audit & Finance Committee (or in his/her absence another member of the Audit & Finance Committee).

Special Trading Restrictions

Special trading restrictions may be constituted in the context of special events, such as, but not limited to, material transactions, clinical readouts, management changes or significant litigation or regulatory proceedings.

In case of such special events, a list of persons to be included will be created and communicated to said persons. All persons subject to the special trading restrictions will be informed on the specific dates (“Specific Window” and together with the Regular Window, each a “Window”), the involved persons and the restrictions.

Exceptions

Note that at times the CFO and General Counsel may determine that no trades may occur even during the Window. No reasons may be provided and the closing of the Window itself may constitute Inside Information that should not be communicated.

The foregoing restrictions do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Exchange Act (“10b5-1 Plans”). However, persons subject to trading restrictions must obtain prior clearance before entering into a 10b5-1 Plan from the CEO (or in his/her absence the CFO); or, if the CFO wishes to enter into a 10b5-1 Plan, it shall be subject to prior review by the CEO; or, if the CEO wishes to enter into a 10b5-1 Plan, it shall be subject to prior review by the chair of the Audit & Finance Committee (or in his/her absence another member of the Audit & Finance Committee). In addition, persons subject to trading restrictions may not amend or terminate a 10b5-1 Plan without the prior approval of the chair of the Audit & Finance Committee, which will generally only be given during a Regular Window period.

Adopted by the Board of Directors on December 6, 2024